 HUSCH             Eric J. Gervais
---------          DIRECT  (816)   983-8362  o  FAX  (816)   983-8080  o
BLACKWELL          egervais@huschblackwell.com  4801 MAIN STREET,  SUITE
---------          1000 o KANSAS CITY, MO 64112 www.huschblackwell.com
 SANDERS

                                 April 10, 2008

Division of Investment Management
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, DC  20549
Attn:  Mr. Larry L. Greene

       Re:      Tortoise Energy Capital Corporation (the "Company")
                File Numbers 811-21725 & 333-149315

To the Commission:

     On February 19, 2008, the Company,  pursuant to Rule 415(a)(1)(x) under the
Securities Act of 1933, as amended ("1933 Act"), and the Investment  Company Act of 1940,  as amended  ("1940  Act"),  filed  with the  Securities  and  Exchange
Commission (the "Commission") a universal shelf  registration  statement on Form
N-2 relating to the Company's proposed issuance of common stock, preferred stock and/or  debt  securities  on a  delayed  and/or  continuous  basis  (the  "Shelf
Registration  Statement").  Due to the  similarities  in the Shelf  Registration
Statement and the Shelf  Registration  Statement recently declared effective for the Company's affiliate, Tortoise Energy Infrastructure Corporation, the Company
requested selective review of the Shelf Registration Statement.

     The Company  received  comments  on the Shelf  Registration  Statement  via letter  from Larry L.  Greene of the  Commission  staff dated April 2, 2008 (the
"Comment Letter").  The Company is filing  concurrently  herewith  Pre-Effective
Amendment No. 1 to the Shelf  Registration  Statement  ("Amendment  No. 1"). The
purpose  of  Amendment  No. 1 is to  respond to the  comments  contained  in the
Comment Letter and to update or complete  certain  information  required by Form
N-2. The text of each comment from the Comment  Letter has been included in this letter for your  reference,  and the Company's  response is presented below each comment. Page references are to pages in the marked version of Amendment No. 1.

1.   Comment:  Please state in your response letter the procedure to be followed to obtain FINRA review and  clearance of the filing,  including the form of prospectus  supplements the Fund  contemplates  using in offering the notes and preferred shares included therein.

     Response:  To the extent  required by FINRA  regulations,  the Company will submit the proposed terms and  arrangements  of each  transaction  effected pursuant to the Shelf  Registration  Statement,  with the assistance of the underwriter(s) and its counsel,  to FINRA for review.  Notwithstanding  the foregoing,  the  Company  has been  advised  by  anticipated  underwriters'
     counsel that the "seasoned issuer" offering  exemption,  Rule 2710(b)(7)(A)
     of the FINRA  Conduct  Rules,  normally  will be  available to the Company.
     Accordingly,  with respect to underwritten  offerings of common stock,  the
     Company would not be expected to

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     submit  the  proposed   underwriting   terms  and   arrangements   of  such
     transactions   to  FINRA  for  review.   Pursuant  to  FINRA  Conduct  Rule
     2710(b)(7)(B),   the   Company  has  also  been   advised  by   anticipated
     underwriters' counsel that a filing with FINRA would likely not be required for  the  offering  of its  preferred  stock  or  debt  securities  if such securities  are  non-convertible  and  rated  by  a  nationally  recognized statistical  rating  organization  in one of its four (4)  highest  generic rating categories.

2.   Comment:  The table on the facing page  discloses  the amount of securities being  registered.  Confirm  that  securities  to be  used to  fulfill  any over-allotments are included in the securities being registered.

     Response:   The  Company   confirms  that  shares  issued  pursuant  to  an
     over-allotment option, if any, will be included in the amount of securities registered.

3.   Comment:  Explain to the staff  whether  the Fund will file  post-effective amendments in order to sell securities off the shelf or whether it proposes to file supplements under Rule 497. If the latter, advise the staff how the
     Fund will update its financial statements and legal opinion.

     Response:   The  Company   proposes  to  sell   securities  off  the  Shelf
     Registration  Statement pursuant to the same procedures  discussed with the staff in detail,  and used  successfully,  for the Company's previous shelf registration  statement.  These procedures  include filing a post-effective amendment  pursuant Rule 462 for the purpose of filing the requisite  legal opinion  and filing a  supplement  pursuant  to Rule 497 for the purpose of
     providing  pricing  information  and  updating   information  in  the  base
     prospectus, if necessary.  Pursuant to the Company's procedures, as well as the  requirements  of the  underwriters  and  auditors,  purchasers  of the
     Company's  securities  receive current financial  information in connection with each offering.  The Company  re-affirms its prior  undertakings to the staff to file  annual  audited  financial  statements  by a  post-effective amendment  subject to staff review.  To the extent required or appropriate, interim financial statements will be filed pursuant to Rule 497.

4.   Comment:  The disclosure does not indicate  whether the Fund's  investments will include foreign  securities.  Disclose the amount that may be invested in non-U.S. issuers, if any, and the associated risks.

     Response:  The Company  discloses  on page 3 that it invests  primarily  in entities  organized in the United States. For the information of the staff, the Company's investments in non-U.S.  issuers constitute  approximately 2%
     of its total assets, and the Company does not anticipate that the amount of such  investments  as a percentage of its total assets will ever exceed 5%.
     As such, the Company does not believe that additional  disclosure regarding investments  in non-U.S.  issuers  would prove  beneficial to investors and could be confusing.

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5.   Comment:  Footnote 3 on the facing page states: "Pursuant to Rule 415(a)(6)
     under the Securities Act of 1933,  securities having an aggregate  offering price of $147,002,500 from our Registration Statement on Form N-2 (File No.
     333-139963)  filed on January 12, 2007,  are included in this  Registration
     Statement." As required by Rule  415(a)(6),  confirm that these  securities remain unsold from the Fund's earlier registration statement.

     Response: The Company hereby confirms that the referenced securities remain unsold.

6.   Comment:  Revise the disclosure in the second  paragraph to disclose that a sale by a stockholder would not increase the capital available to the Fund.

     Response: The Company has revised the disclosure as requested.

7.   Comment: Disclosure in the "Prospectus Summary - The Company" discusses the issuance of debt and preferred securities.  Disclose that by such issuances the Fund will be leveraged.  This discussion also states that the Fund has:
     "entered into a $150 million unsecured  revolving credit facility with U.S.
     Bank,  NA." Please  advise the staff  whether the  agreement  authorizes or permits  any lender or other  third party  thereunder  to have  approval or disapproval  rights  with  regard to  changes  of  investment  policies  or strategies of the Fund. Please disclose whether any Fund assets are pledged to secure the credit facility.

     Response:  For the  information  of the staff,  the terms of the  unsecured credit  facility  with U.S. Bank N.A. do not authorize or permit any lender or other  third  party to have any  rights  with  regard to  changes to the
     Company's investment policies and strategies.  None of the Company's assets are pledged to secure the credit  facility and the Company  discloses  that the credit facility is unsecured in numerous places.

8.   Comment: Confirm to the staff that the Fund will not issue rights under its
     Rule 415 universal shelf registration statement.

     Response:  The Fund hereby confirms that it will not issue rights under the
     Shelf Registration Statement.

9.   Comment:  Disclosure sub-captioned "Tax Status of Company" states that: "we expect the MLPs to pay cash  distributions  in excess of the taxable income reportable by us." In this connection,  disclose whether the  distributions by the MLPs to the Fund are returns of capital.

     Response:  The Company believes the current disclosure  accurately reflects the nature of distributions by MLPs to the Company.  For the information of the staff, MLPs are single level taxed entities, as opposed to the Company, which is a  corporation  for Federal  income tax purposes and is subject to double level taxation.  Under the single tax system, a partner is allocated income.  The  distribution of cash is not tied to the recognition of income by the recipient partner.  Thus, all partnership  distributions are treated essentially as returns of capital,  at least to the extent of the partner's basis  in the  partnership.  This  differs  from  the

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     Federal  income  tax  treatment  of a C  corporation.  In the  case  of a C
     corporation,   the  shareholder  does  not  recognize  any  income  as  the corporation recognizes income.  Instead, a distribution by a corporation to a shareholder is treated as dividend income to the recipient shareholder to the extent of such  shareholder's  share of the corporation's  earnings and profits.  Any excess  distribution  by the corporation is then treated as a return of capital to the extent of the recipient  shareholder's  basis. Any excess is treated as capital gain.

10.  Comment.  Disclosure  in the next  paragraph  discusses  the Fund's  recent distribution  history and states that: "As of the date of this  prospectus, we have paid distributions  every quarter since the completion of our first full fiscal  quarter  ended on August 31,  2005."  Disclose the  percentage amount of these distributions that were returns of capital.

     Response: The Company has added the requested disclosure.

11.  Comment.   Disclosure   sub-captioned   "Principal  Investment  Strategies"
     indicates  that the Fund may  invest up to 20% of its total  assets in debt securities,  including  securities  rated below  investment  grade.  If the
     Fund's  debt  investments  have been or may be  materially  affected by the current turmoil in the credit markets, add appropriate risk disclosure.

     Response:  For the information of the staff, the Company does not currently have any of its assets  invested in debt  securities and does not currently intend  to  invest  any  of its  assets  in  debt  securities  that  may be materially affected by the current turmoil in the credit markets.

12.  Comment. The discussion captioned "Prospectus Summary - Additional Risks to
     Senior Security  Holders"  includes the following  disclosure:  "Additional risks of investing in senior securities,  which will likely be auction rate securities . . ." Confirm that the filing  discloses  the risk of investing in and  issuing  auction  rate  securities,  including  the  risk  that the increased cost to the Fund  associated  with failed auctions falls entirely on the Fund's common shareholders.

     Response:  The  Company  has revised  the  disclosure  to reflect  that the issuance of senior securities may (as opposed to will) include auction rate securities,  although  the Company has no current  intention  to issue such securities.  For the information of the staff, the Company  discloses under
     the  captions  "Recent   Developments"  and  "Additional  Risks  to  Common
     Stockholders - Leverage Risk" that (i) there are risks  associated with the issuance of auction rate securities, (ii) auctions for the Company's senior securities  have failed and are  expected to continue to fail and (iii) the common  stockholders will bear the costs of increased  leverage  associated with failed  auctions of the  Company's  auction  rate  securities.  If the
     Company issues auction rate securities  pursuant to the Shelf  Registration
     Statement,  the  risks  of  investing  in such  securities  will  be  fully disclosed in a prospectus supplement.

13.  Comment.  Disclosure  sub-captioned  "Investment  Objective  and  Principal
     Investment  Strategies - Investment Securities - Debt Securities" indicates that the Fund may invest in

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     securities  with auction rate features.  Add  appropriate  risk  disclosure regarding the highlighted investments.

     Response: The Company has added the requested disclosure.

14.  Comment. Disclosure captioned "Management of the Company - Compensation and
     Expenses"  states  that:  "Under  our  Advisory  agreement,  we paid to our
     Adviser  quarterly,  as compensation for the services rendered by it, a fee equal to 0.90% annually of our average monthly Managed Assets until May 31,
     2006.  Currently,  we pay our Adviser a fee equal to 0.95%  annually of our average monthly  Managed Assets for such  services."  Confirm that this fee increase was approved by shareholders.

     Response:  For the  information  of the  staff,  the  Company's  Investment
     Advisory  Agreement with Tortoise Capital  Advisors,  LLC dated May 1, 2005 provides  that the adviser  shall be  entitled to receive  from the Company compensation  in an amount  equal to .95 % annually of the average  monthly managed  assets of the Company,  except that, in the first 12 months of its operations,  the compensation  shall be in an amount equal to .90% annually of the  average  monthly  managed  assets of the  Company.  The  Investment
     Advisory  Agreement  was  initially  entered  into  prior to the  Company's initial public offering of its common shares and was most recently approved by the Company's Board of Directors in November 2007. On all occasions, the agreement was approved as required by the 1940 Act. The disclosure has been revised to reflect the current compensation paid by the Company.

15.  Comment.  Revise the following  caption by adding the indicated  underlined words: "Pro Forma Maximum Impact of Below NAV Issuances of Common Shares."

     Response: The Company has revised the disclosure as requested.

16.  Comment.  Update  the  following  disclosure  appearing  under the  caption
     "Certain Provisions in Our Charter And Bylaws - Classification of the Board
     of  Directors;  Election  of  Directors,"  "Beginning  in  2006,  upon  the expiration of their current terms,  directors of each class will be elected to serve for three-year  terms and until their  successors are duly elected and qualified."

     Response: The Company has revised the disclosure as requested.

17.  Comment. Disclosure captioned "Description of Securities - Debt Securities"
     states  that:  "Secured  creditors of ours may include  without  limitation parties entering into any interest rate swap, floor or cap transactions, or other similar  transactions  with us that create liens,  pledges,  charges, security  interests,  security  agreements  or  other  encumbrances  on our assets." Revise the disclosure to indicate, if appropriate,  the percentage amount of Fund assets that maybe  subject to security  interests.  Further, add disclosure of this policy to the summary.

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     Response.  The Company  currently has not entered into any agreement  which results  in a pledge or lien on its  assets.  The  Company  discloses  this policy,  which is most  relevant to current and  potential  holders of debt securities  issued by the Company,  on the cover of the form of  prospectus supplement for debt securities.

18.  Comment.  Disclosure  captioned  "Financial  Statements"  states: "Our 2007
     Annual Report,  which contains our financial  statements as of November 30,
     2007,  notes  thereto,  and other  information  about us, is expected to be hereby  incorporated  by reference  into,  and upon such  incorporation  by reference  shall be deemed  to  accompany,  this  Statement  of  Additional
     Information."  Delete  the first  underlined  clause.  With  respect to the suggestion  that the report  will not  accompany  the SAI,  reconcile  this policy with the requirements of Instruction F.3. of Form N-2.

     Response: The Company has revised the disclosure as requested.

                                    * * * * *

     We look  forward to hearing  from you soon to discuss any  comments you may have on this letter or on Amendment  No. 1. Please  contact the  undersigned  at
(816) 983-8362 or Steve Carman at (816) 983-8153.

                                     Sincerely,

                                     /s/ Eric J. Gervais

                                     Eric J. Gervais

EJG

Enclosures

cc:      Terry Matlack
         Steve Carman